                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following article is posted on HP's internal web site as a feature article. This article generally describes some of the business considerations that drive HP's mergers and acquisitions strategy, including the Merger. This article, however, is not intended to specifically describe the purposes and reasons underlying the Merger. The specific purposes and reasons for the Merger will be described by HP and Compaq in the definitive joint proxy statement/prospectus that will be mailed, when it becomes available, to the shareowners of HP and Compaq in connection with the Merger.


WHY DO COMPANIES MERGE?

MICHAEL LYNBERG (SEE BIO BELOW)


AOL buys Time Warner.

Viacom acquires Paramount, Simon & Schuster, Blockbuster and CBS.

Chevron joins with Texaco.

HP plans to merge with Compaq.

Why do these deals occur? How do the companies involved benefit? Why do so many companies make mergers and acquisitions a part of their business strategy?

Mergers and acquisitions (M&As) have become an increasingly common and important business strategy in the last two decades. According to a study done by investment bankers J.P. Morgan and reported in HARVARD BUSINESS REVIEW'S November-December 2000 issue, companies worldwide invested $3.3 trillion in mergers and acquisitions in 1999 alone. Moreover, the frequency of M&As in the United States doubled between 1990 and 2000.

Mergers and acquisitions often make headlines and stir emotions. In the 1980s, they were sometimes a means of taking control of an undervalued asset. The acquired company would then sometimes be broken up and all or some of its pieces sold for a profit. These rather notorious takeovers inspired movies and books, such as WALL STREET and BARBARIANS AT THE GATE.

More recently, however, M&As have become a strategy for achieving faster growth and greater efficiency. "Today, the typical merger or acquisition is quite strategic and operational in nature," write coauthors Timothy J. Galpin and Mark Herndon in THE COMPLETE GUIDE TO MERGERS AND ACQUISITIONS. "Executives are buying an installed customer base as well as new and better distribution channels and geographic markets. They are buying organization competencies and an infusion of talent that leverage and extend strategic opportunities, and they are gaining control over competitors' products and services. They are also consolidating business units or industries in a down cycle, to increase revenue and share price."

Companies merge with and acquire other companies for a variety of strategic reasons. Here is a brief look at five of the most important:

1. M&As can enable a company to increase market share -- FAST. This is why one airline will merge with another, acquiring its routes, airport facilities and customer base, and why Barnes and Noble bought B. Dalton Bookstores, instantly gaining 375 prime locations.

In high tech this can be even more important. "The plain fact is that acquiring is much faster than building. And speed -- speed to market, speed to positioning, speed to becoming a viable company -- is absolutely essential in the new economy," says Alex Mandl, chairman and CEO of Teligent, in "Lessons from Master Acquirers: A CEO Roundtable on Making Mergers Succeed," HARVARD BUSINESS REVIEW, May-June 2000.

At the same roundtable, David Bohnett, cofounder and former CEO of GeoCities, adds, "For some Internet companies in particular, M&A is certainly the fastest way to expand and solidify their businesses. That was one of the driving reasons behind our decision to sell GeoCities to Yahoo! in 1999. The two companies had compatible cultures and a similar vision...but the real reason we came together was that it was a fast way for both of us to continue to build competitive mass and expand our user base."

2. M&As can also enable a company to extend into new products and markets, to add a product line or distribution channel that would be too costly and time-consuming to build from scratch. Jack Welch, widely recognized as one of the most outstanding business leaders of our time, led General Electric through 1,700 acquisitions during his tenure as CEO. In his final four years, GE made more than 100 acquisitions a year.

GE Capital, which according to Welch is the engine that has fueled GE's growth, accounted for many of these acquisitions. According to another recent study in HARVARD BUSINESS REVIEW, "Making the Deal Real: How GE Capital

Integrates Acquisitions," GE Capital was founded in 1933 as a subsidiary of GE to provide consumers with credit to purchase GE appliances. Since then, the company has become a major financial services conglomerate with 27 separate businesses, more than 50,000 employees worldwide, and a net income in 1996 of $2.8 billion. More than half of these businesses became part of GE through acquisitions.

3. M&As also enable companies to gain access to new and emerging technologies. In THE HP WAY, David Packard writes that while he and Bill Hewlett preferred deliberate, internal growth of the organization, in the 1960s "some opportunities came along for us to acquire companies whose technologies and products complemented our own."

The largest firm HP acquired in the 1960s was the Sanborn Company, which had 950 employees and annual sales of more than $16 million, and produced electrocardiographs and other test and measurement instruments used by the medical profession.

"The acquisition, accomplished through an exchange of stock, gave us entry into the medical field, which grew into a major market for HP. We later acquired a smaller company, F&M Scientific, which provided us with a similar entry into the field of instrumentation for chemical analysis," stated Packard in his book.

More recently, Cisco Systems acquired 62 companies between 1996 and 2000 in its race to dominate the Internet server and communications equipment fields. "If you don't have the resources to develop a component or product within six months, you must buy what you need or miss the opportunity," said Cisco CEO John Chambers.

4. M&As can be an efficient way to gain a loyal customer base and new and better distribution channels. The master of this strategy, perhaps, is Sumner Redstone, chairman and CEO of Viacom, who has taken that company from being a family-owned operator of movie theaters, to one of the largest and most successful media conglomerates in the world. Viacom owns Simon & Schuster, Paramount, CBS, Nickelodeon, MTV, Blockbuster and more. Many of these businesses complement one another: Simon & Schuster might publish a book that is tied in to a Paramount motion picture, which is later marketed on video and DVD through Blockbuster stores, and promoted on CBS and MTV.

Each of Viacom's M&As enabled the company to open up new and better distribution channels for its entertainment products, or to provide content for the distribution channels. After years of pursuing and putting together deals, Redstone observes in his book A PASSION TO WIN that his company has attained a goal that is common to most businesses: "Viacom is in the position, no matter how indirect the path may sometimes be, to affect the world around it."

5. M&As can help a company add to the bottom line through cost reductions and economies of scale. This is the rationale behind the merger of Chevron and Texaco, which closed in October 2001. Merging the two companies will enable them to consolidate their oil exploration, drilling, refining and shipping activities, saving an estimated $1.2 billion a year (some analysts say $3 billion a year).

Dennis Kozlowski, CEO of Tyco International and part of Harvard Business School's CEO roundtable on making mergers succeed, says Tyco has been very aggressive in making acquisitions. "The key thing I've learned is that acquisitions work best when the main rationale is cost reduction. You can nearly always achieve them because you can see up front what they are. You can define, measure and capture them. But there's more risk with revenue enhancements; they're much more difficult to implement," says Kozlowski.

Professor Joseph L. Bower concurs in his article "Not All M&As are Alike -- and That Matters," published in the HARVARD BUSINESS REVIEW, March 2001 edition. In mature industries, such as steel, automotive, or petrochemical, M&As allow companies to deal with overcapacity through consolidation. Acquiring companies are able to shutdown under-performing facilities and lay off less effective managers. In addition, administrative processes are streamlined. The result, says Bower, is "greater market share, a more efficient operation, better managers, more clout and the industry as a whole has less excess capacity."

Organizations can pursue M&As for a variety of strategic reasons. Usually, the merger or acquisition is undertaken to create a leaner and more efficient organization that benefits from consolidation and economies of scale, and to create an organization that is poised for greater growth.

-------------------------------------------------------------------------------


Michael Lynberg is a Senior Associate of ROI Communications, Inc., a strategic communications consulting company focused on organizations in change. A graduate of UCLA and Harvard, he is the author of eight books, including MAKE EACH DAY YOUR MASTERPIECE: PRACTICAL WISDOM FOR LIVING AN EXCEPTIONAL LIFE, which is endorsed by Stephen Covey, Joan Lunden, Larry King and many others.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Compaq transaction or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Compaq transaction or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Compaq transaction or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Compaq transaction or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports. HP assumes no obligation and does not intend to update these forward-looking statements.


ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

     On November 15, 2001, HP filed a Registration Statement with the SEC containing a preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

     HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

     Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001 and the definitive joint proxy statement/prospectus when it becomes available.

                                   * * * * *